SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 14D-1
                              (Amendment No. 5)

                            TENDER OFFER STATEMENT
                     PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              LORAL CORPORATION
                          (Name of Subject Company)

                         LOCKHEED MARTIN CORPORATION
                         LAC ACQUISITION CORPORATION
                                  (Bidders)

                   Common Stock, par value $0.25 per share
                        (Title of Class of Securities)

                              543859 10 2
                   (CUSIP number of Class of Securities)

                          Frank H. Menaker, Esq.
                       Lockheed Martin Corporation
                           6801 Rockledge Drive
                         Bethesda, Maryland  20817
                              (301) 897-6000
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                             With a copy to:

                          Peter Allan Atkins, Esq.
                             Lou R. Kling, Esq.
                        Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                    This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.25 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin. All capitalized terms set forth herein which are not otherwise defined herein shall have the same meanings as ascribed thereto in the Offer to Purchase, dated January 12, 1996 (which is attached as Exhibit (a)(9) to the Schedule 14D-1 (the "Offer to Purchase")). In connection with the foregoing, the Purchaser and Lockheed Martin are hereby amending and supplementing the Schedule 14D-1 as follows:

          Item 10.  Additional Information.

               Item 10(e) is hereby amended and supplemented by the addition of the following paragraph thereto:

                         "Refiling of Goltz Lawsuit.  The plaintiffs
               in the Goltz Lawsuit are seeking to withdraw their action, without prejudice, in the Superior Court of the State of California, in the County of Los Angeles, in connection with the recent refiling by such plaintiffs of such action in the Supreme Court of the State of New York, in the County of New York
               (such new action, the "Goltz New York Action").
               The allegations made and relief sought in the complaint filed in the Goltz New York Action are substantially similar to those set forth in the original Goltz Complaint (except that Lockheed
               Martin has been added as a defendant in the Goltz New York Action). Lockheed Martin believes that the Goltz New York Action is without merit and intends to vigorously defend such action."

                    Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Lockheed Martin on March 18, 1996, a copy of which is filed as Exhibit (a)(13) to the Schedule 14D-1.


          Item 11.  Material to be Filed as Exhibits

                    Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

            Exhibit (a)(13)   Form of press release issued by
                              Lockheed Martin on March 18, 1996.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAC ACQUISITION CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: March 18, 1996


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LOCKHEED MARTIN CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: March 18, 1996



     EXHIBIT INDEX

     Exhibit No.                   Description

       Exhibit (a)(13)   Form of press release issued by Lockheed Martin
                         on March 18, 1996.


     Exhibit (a)(13)

                                             FOR IMMEDIATE RELEASE

                             TENDER OFFER EXTENSION

          BETHESDA, Maryland, March 18, 1996 - Lockheed Martin Corporation (NYSE:LMT) announced today that it is extending its Offer to purchase all outstanding shares of common stock of Loral Corporation (NYSE:LOR) for $38 net cash per share until 12:00 midnight Eastern Standard Time on Friday, April 5, 1996. The terms of the extended Offer remain identical to those in the original Offer contained in the Offering Materials filed with the SEC on January 12, 1996.

                    Details follow:

                    In addition to the $38 net cash per share, following consummation of the Offer, Loral has agreed to distribute to its shareholders for each share of Loral common stock held one share of common stock of the newly formed Spin-Off company, Loral Space & Communications, Ltd. (Loral Space), formed in Bermuda. Those persons who hold shares immediately prior to the time of consummation of the Offer (whether or not the Shares are tendered pursuant to the Offer) will participate in the distribution of shares of Loral Space in connection with the Spin-Off.

                    Lockheed Martin and Loral are targeting the early to middle part of April for consummation of the proposed transaction. As described in the Offering Materials, the Offer is conditioned upon, among other things, receiving certain governmental approvals and the satisfaction or waiver of a number of conditions. The conditions include the expiration or termination of the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR
          Act) and completion of certain other anti-trust reviews. Lockheed Martin and Loral have responded to questions posed by the U.S. Federal Trade Commission and the European Commission (reviewing the transaction in Brussels, Belgium) and the regulatory review process is nearing completion. Since the review process is not yet complete, however, the extension beyond March 20, 1996 is required.

                    A further condition is that the record date for the Spin-Off has been set by the Board of Directors of Loral Corporation (this is itself conditioned upon, among other things, that the shares of Loral Space have been registered under the federal securities laws). On March 12, 1996, Loral filed an amendment to its information statement and responded to comments from the Securities and Exchange Commission.

                    Loral Corporation has advised Lockheed Martin that, at least 10 days prior to the record date for the Spin-Off (the time of the record date is expected to occur immediately prior to the time on which the Offer is consummated), Loral Corporation will give notice of the record date and will distribute to holders of Loral shares an information statement or prospectus relating to the Spin-Off and Loral Space.

                    As noted in the offering materials, in the event that the approvals are not received prior to the new April 5 Offer expiration date, Lockheed Martin has agreed to further extend the Offer as necessary.

                    As of the close of business on Friday, March
          15, 1996, 66,434,537 Shares had been tendered and not withdrawn.

                    Lockheed Martin, headquartered in Bethesda,
          Maryland, is a highly diversified advanced technology company, with business sectors in aeronautics, space and strategic missiles, electronics, information and technology services and energy and environment. Loral, headquartered in New York City, is a high technology company that primarily concentrates in defense electronics, communications, space and systems integration.

          CONTACT:

          Chip Manor/Lockheed Martin Corporation/301-897-6258
          Joanne Hvala/Loral Corporation/212-697-1105
          Ruth Pachman or Jim Fingeroth/Kekst & Co./212-593-2655